Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

RSC Holdings Inc.:

We consent to the incorporation by reference in the registration statement Nos. 333-143175 and 333-151516 on Form S-8 of RSC Holdings Inc. of our reports dated January 26, 2012, with respect to the consolidated balance sheets of RSC Holdings Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ (deficit) equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of RSC Holdings Inc.

/s/ KPMG LLP

Phoenix, Arizona

January 26, 2012